

February 20, 2009

Mr. Jeff D. Morris
President and Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

> **Re:** **Alon USA Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **November 7, 2008**
> **Response letter dated February 2, 2009**
> **File No. 1-32567**

Dear Mr. Morris:

We have reviewed your filings and response letter dated December 11, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Data, page 30

1. We have reviewed your response to prior comment number one and continue to not be in a position to agree with your response. Please contact us at your earliest convenience to discuss.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief